FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report Filed with the Israeli Securities Authority on January 1, 2012

Elron Electronic Industries Ltd. (TASE: ELRN) (the "Company") today announced, further to its announcement on November 2, 2011, that POCARED Diagnostics Ltd. ("POCARED"), an approximately 41% held company, has received the CE certification in accordance with the applicable European directive for the manufacturing and marketing of in-vitro diagnostic medical devices.

It is also noted, than in November 2011, POCARED commenced a diagnostic trial in support of its planned application filing to the Food and Drug Administration ("FDA") for approval to market its system in the United States. The object of the trial is to assess the efficacy of the system's first application, diagnosis of urinary tract infection. The diagnostic trial is being carried out at five of the world's leading medical centers. POCARED expects to complete the diagnostic trial in the second half of 2012. See the Company's announcement filed on November 2, 2011 for further details.

Forward-Looking Statements

POCARED's estimates regarding the completion of the trial are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on POCARED's estimations of its development and business potential, POCARED's intentions and strategy, and information existing in POCARED on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected, due to goals not being met, trial results, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risks associated with the course of the trial and its results occurs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  January 3, 2012